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                             April 29, 2024

       Craig Pommells
       Chief Financial Officer
       Cracker Barrel Old Country Store, Inc.
       305 Hartmann Drive
       Lebanon, TN 37087-4779

                                                        Re: Cracker Barrel Old
Country Store, Inc.
                                                            Form 10-K for the
Fiscal Year Ended July 28, 2023
                                                            Form 8-K Filed
February 27, 2024
                                                            Response dated
April 16, 2024
                                                            File No. 001-25225

       Dear Craig Pommells:

              We have reviewed your April 16, 2024 response to our comment letter and have the following comment(s).

              Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

               After reviewing your response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our [Month day, year]
       letter.

       Form 8-K Filed February 27, 2024

       Exhibit 99.1 - Press Release issued by Cracker Barrel Old Country Store, Inc. dated February 27,
       2024
       EBITDA / Adjusted EBITDA, page 8

   1. We note from your response to our prior comment that you believe the amortization of the asset recognized from
the gain on sale and leaseback transactions is not reflective of your operating performance
and that the Adjusted EBITDA measure provides useful
                                                        information to your
investors. However, your response does not address whether the adjustment results in a
change in the recognition and measurement principles required to be applied in
accordance with GAAP. (Refer to Question 100.04 of the Non-GAAP
                                                        Financial Measures
Compliance and Disclosure Interpretations.) We therefore reissue our comment. Please remove
this adjustment from all your non-GAAP measures or tell us
 Craig Pommells
Cracker Barrel Old Country Store, Inc.
April 29, 2024
Page 2
         why it is appropriate within the context of Question 100.04.
       Please contact James Giugliano at 202-551-3319 or Joel Parker at 202-551-3651 if you
have questions regarding comments on the financial statements and related matters.



FirstName LastNameCraig Pommells                              Sincerely,
Comapany NameCracker Barrel Old Country Store, Inc.
                                                              Division of
Corporation Finance
April 29, 2024 Page 2                                         Office of Trade &
Services
FirstName LastName